

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2013

Via E-mail
Mr. Michael Pawelek
Chief Executive Officer
Starboard Resources, Inc.
300 E. Sonterra Blvd., Suite 1220
San Antonio, Texas 78258

>   **Re: Starboard Resources, Inc.**
>   **Registration Statement on Form 10**
>   **Filed June 7, 2013**
>   **File No. 0-54967**

Dear Mr. Pawelek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Exchange Act. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act. To the extent that this is a voluntary filing, you may withdraw the filing prior to the sixtieth day so that it does not become effective in a deficient form. You may contact us if you need to discuss this alternative.

2.   It appears that you may qualify as a smaller reporting company under Item 10(f) of Regulation S-K. Please consider describing the extent to which any exemptions under the Jumpstart Our Business Startups Act are available to you as a smaller reporting company. In addition, please tell us why you have not indicated on the cover page that you are a smaller reporting company.

3.   Please revise your signature page to reflect your exact name as specified in your charter documents and as reflected on the cover page of the registration statement. In that regard, we note that your signature page makes reference to "Starboard Energy LLC."

4.   Please provide your analysis regarding whether Gregory Imbruce is deemed to be a "promoter" of the registrant. Please refer to the definition of "promoter" set forth in Securities Act Rule 405. If you determine that Mr. Imbruce would be deemed a promoter, please provide all the related disclosure with respect to Mr. Imbruce that would be required by Form 10, including the information required by Items 401(g) and 404(c) of Regulation S-K.

5.   Please provide us with the petroleum engineering reports you used as the basis for your December 31, 2012 proved and unproved reserves disclosures at page 50 and in Exhibit 99.2. You may furnish these materials on digital media such as flash drive or compact disk. The report should include:

- One-line recaps in spread sheet format for each property sorted by field within each proved and unproved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;
- Total company summary income forecast schedules for each proved and unproved reserve category with proved developed segregated into producing and non-producing properties;
- Individual income forecasts for all the wells/locations in the proved developed, proved undeveloped, probable and possible categories; and
- Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed, proved undeveloped, probable and possible categories (12 entities in all) as well as the AFE/capital cost inventory for each of the three PUD and six unproved properties. Include the distances between each proved and unproved undeveloped location and its analogy well(s). Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

     If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

     If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

     Please direct these engineering items to:

     U.S. Securities and Exchange Commission
     100 F Street NE

Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Business, page 3

6.   To enhance investor understanding and to put into context the disclosure that follows,
        please disclose in this section more detailed information regarding the history of your
        organization. In that regard, we note the disclosure provided in note 1 to your financial
        statements at page F-8.

7.   Please revise your disclosure to explain the meaning of the terms "drill-to-production
        arbitrage opportunity" and "accretive bolt-on acquisition opportunities."

8.   Here and at page 38 you refer to a reserves audit by your independent reservoir engineers
        while at page 14 you state "The reserve estimates are prepared by Forrest Garb &
        Associates, Inc." Please revise your document here (and everywhere else that it is
        discussed) to disclose the process performed by your third party reserve engineers, i.e.
        estimated, audited or reviewed.

Our Competitive Strengths, page 4

9.   You state "Within our oil-rich south Texas locations, we have identified 76 PUD, 28
        probable undeveloped reserves locations, and 7 possible undeveloped reserves locations."
        Please compare for us in spread sheet format the pre-drill and post-drill estimated
        ultimate recoveries for the PUD locations you drilled in 2011 and 2012. Explain any
        significant differences between EURs.

10.   You state "The result of this investment was an increase in proven developed producing
        reserves from $15.4 million to $16.4 million." Please clarify this with the appropriate
        reserve figures.

Lawsuit Relating to Our Common Stock Shares, page 6

11.   Please revise your disclosure to provide all the information required by Item 103 of
        Regulation S-K with respect to the litigation described. In that regard, please disclose the
        date instituted, and a description of the factual basis alleged to underlie the proceedings.

12.   Please revise your disclosure to clarify the potential impact to the company of the
        referenced litigation. For example, please clarify how the litigation could result in a
        significant change in control of your common stock ownership structure. In addition, you
        state at page 7 that the only relief sought against the company by the plaintiffs relates to
        the distribution of your common stock. However, this does not appear to be consistent
        with the requests of the plaintiffs in the third amended complaint filed as Exhibit 99.1.1.
        Please revise or advise.

13.   We note your disclosure regarding the common stock ownership by certain of the plaintiffs. Please revise your filing to provide a brief description of the relationship of each of the other plaintiffs to the registrant. In addition, please provide a brief description of the relationship of each of the defendants to the registrant.

14.   Please clarify here and elsewhere that Giddings Oil & Gas LP, Hunton Energy Partners, LP and Asym Energy Fund III LP are under common control. We note your related disclosure in note 1 to your financial statements.

Securities Purchase and Exchange Agreement and Going Public Delay Fee, page 7

15.   We note that in connection with your discussion about the going public delay fee, you have included a statement that you made a confidential filing on Form 10 on May 13, 2013. However, it does not appear that such filing impacts your obligation to pay the going public delay fee. Please advise or revise.

"Monetization" Agreement between Asym Capital III, LLC…, page 7

16.   If known, please clarify the purpose and effect of the monetization agreement. In addition, please clarify your disclosure with respect to the events that would trigger dissolution of the referenced parties under the monetization agreement, and the effect that this would have on the registrant.

17.   We note your disclosure that the monetization agreement provides that upon "monetization" of the Starboard Resources equity, Asym Capital III LLC, Giddings Genpar LLC and Hunton Genpar LLC shall be "dissolved." However, this does not appear to be consistent with the monetization agreement filed as Exhibit 4.2, which contemplates the dissolution of ASYM Energy Fund III LP, Giddings Oil & Gas LP, and Hunton Oil Partners LP. Please advise or revise.

Summary Historical Consolidated and Unaudited Financial Data, page 8

18.   Your disclosure at page 8 suggests that your unaudited consolidated financial balance sheet at March 31, 2013 is not included in your filing. However, this does not appear to be consistent with the financial statements provided. Please revise.

Risk Factors, page 15

19.   We note your disclosure at page 7 and elsewhere that Giddings Oil & Gas LP and Asym Energy Fund III LP are the collective record owners of 70.9% of your outstanding common stock and that with Hunton Oil Partners LP are the collective record owners of 82.39% of your outstanding common stock. Please provide an appropriate risk factor to disclose the risks to any future investor in your common stock presented by the control

that two and/or three holders of your common stock may have over your company. Please also discuss in this context the common control among such entities.

20. We note your disclosure in your financial statement footnotes at page F-32 regarding your risk concentrations. Please add related disclosure in your Risk Factors section.

Our shareholder base is currently not stable…, page 15

21. Please expand your disclosure to include the dispute regarding control of your majority shareholders referenced at page 8.

If we are unable to comply with the restrictions and covenants…, page 19

22. Please revise your disclosure to reflect that your term loan credit agreement dated March 29, 2013 also requires compliance with restrictions and covenants.

Quantitative and Qualitative Disclosures About Market Risk, page 32

23. Please revise your disclosure to provide the information required by Item 305 of Regulation S-K for each of your market risks. It does not appear that you have included quantitative disclosures using one of the three prescribed methods.

Major Customers, page 33

24. We note your inclusion of certain pipelines as major customers. We further note that 64% of your gas appears to be transported by Superior Pipeline. Please clarify your relationship with such pipelines and file any material contracts with them.

Financial Information, page 37

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 37

25. We note your disclosure that your registration statement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. However, it does not appear that such provisions of the Securities Act or the Exchange Act apply to forward-looking statements made in your filing. For example, see Exchange Act Section 21E(a). Please revise.

Strategy, page 38

26. You present the portion of your proved reserves attributed to each of your three core areas. Please expand this to disclose also the portions of your probable reserves and the portions of your possible reserves attributed to each core area.

Production Volumes, Sales Prices and Lifting Costs, page 39

27.	Instruction 5 to Item 1204 of Regulation S-K requires the disclosure of unit production cost net of production tax. In addition to your disclosure at page 63, please present unit production cost and unit production tax separately here.

Results of Operations, page 41

28.	Please explain the meaning of "ARO" and "ARO costs" that are referenced on page 41.

Sources and Uses of Funds, page 45

29.	We note your disclosure that net cash provided by financing activities increased in the quarter ended March 31, 2013 from $(3,633) for the quarter ended March 31, 2012. We further note your disclosure that this reflects borrowing on your credit facility in the first quarter of 2012. Please revise your filing to clarify your disclosure. In that regard, it appears that the increase in net cash provided by financing activities reflects borrowing in the first quarter of 2013.

Critical Accounting Policies and Estimates, page 46

Unproved Reserves, page 48

30.	Given your disclosures of probable and possible reserves at page 50, explain your statement here "We are not including any disclosures pertaining to probable or possible reserves."

No Delayed Adoption of New or Revised Accounting Standards under
the Jumpstart our Business Startups Act (JOBS ACT), page 48

31.	It appears from your disclosure at page 48 that you are electing to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b). If you are electing to opt out of such extended transition period, please include a statement that the election is irrevocable.

Oil and Natural Gas Reserves, page 50

32.	Please provide a reconciliation of your PV-10 to the most directly comparable GAAP financial measure. In that regard, we note your supplemental oil and natural gas disclosures at page F-38.

<u>Lease Expiration Summary, page 55</u>

33.   It appears you have tabulated the portion of the standardized measure that is associated with expiring acreage in 2013 and 2014. Please clarify this by also disclosing the PUD volumes associated with these lease expirations.

34.   We note your disclosure that a portion of the proceeds "of this offering" will be used to fund operations on or extensions of the expiring leases. However, this registration statement does not relate to an offering. Please revise.

<u>Management's Experience with Horizontal Drilling, page 55</u>

35.   At page 55, you state "Both our CEO, Michael Pawelek, and our Chief Operating Officer, Edward Shaw, have years of operational experience in directional drilling and operating wells in our target areas." Please clarify this with the respective figures for each of your officer's years of experience with directional drilling and with operating wells in your target areas.

<u>Security Ownership of Certain Beneficial Owners and Management, page 56</u>

36.   Please revise your tabular disclosure as of the most recent practicable date and to include Mr. Alfuth, your chief financial officer. Please refer to Item 403 of Regulation S-K.

37.   Please ensure that you disclose beneficial ownership as determined in accordance with Rule 13d-3 of the Exchange Act. In that regard, a party has beneficial ownership over securities if it has or shares voting power or investment power over such shares. Your disclosure suggests that the voting or investment power of the shares held by Giddings Oil & Gas LP, Hunton Oil Partners LP and Asym Energy Fund III LP may be shared by Charles Henry, III, but this is not disclosed in the table. Please revise or advise. To the extent that beneficial ownership may be uncertain or is in dispute, please clarify this in the notes to your beneficial ownership table. In that regard, we note your disclosure at pages 6 – 8 regarding pending litigation.

<u>Directors and Executive Officers, page 57</u>

<u>Management and Directors, page 57</u>

38.   Please disclose in this section that Mr. Liao is the chairman of your board of directors. We note your disclosure at page. 67.

39.   Please revise the biographical sketches to clarify which occupations and employment were carried on during the past five years.

40.   Please provide in this section disclosure regarding the bankruptcy filing of South Texas Oil Company, and the involvement of Messrs. Pawelek and Shaw as officers of such company. We note your related disclosure at page 72. In the alternative, please tell us why you do not believe that such disclosure is required. Please refer to Item 401(f) of Regulation S-K.

Executive Compensation, page 59

41.   We note your reference to performance criteria established by the "Committee." Please revise your disclosure to clarify the relevant board committee.

42.   We note your disclosure regarding grants of restricted stock received by certain of your executive officers under their employment agreements. Please tell us why such restricted stock is not reflected in your summary compensation table. Please refer to Item 402(n)(2)(v) of Regulation S-K. Similarly, please tell us why such restricted stock is not reflected in your outstanding equity awards at fiscal year-end table. Please refer to Item 402(p) of Regulation S-K.

Potential Payments Upon Termination or Change of Control, page 64

43.   We note that the expiration date for Mr. Pawelek, Mr. Shaw and Mr. Vo to receive any portion of net proceeds of a consummation of a merger, consolidation, reorganization, recapitalization or share exchange has passed. Accordingly, please revise your disclosure.

Certain Relationships and Related Transactions, and Director Independence, page 65

Related Party Transactions, page 67

44.   Please provide all the information required pursuant to Item 404 of Regulation S-K with respect to each related party transaction. In particular, please disclose:

- The nature of Mr. William Liao's affiliation with SOSventures LLC; and
- The name of the related parties involved in the Securities Purchase and Exchange Agreement and the basis for such related party relationship, including the related person's interest in the transaction.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 69

Securities eligible for resale under SEC Rule 144, page 71

45.   Please provide us with analysis supporting your disclosure that 90 days after your Form 10 registration statement becomes effective, some of your common stock will be eligible

for resale. Refer to Question 132.09 of the Securities Act Rule Compliance and Disclosure Interpretations, available on our website. In addition, please indicate the amount of common equity that may be sold pursuant to Rule 144. See Item 201(a)(2) of Regulation S-K.

Recent Sales of Unregistered Securities, page 72

46.   We note your disclosure at page 75 that all of your previous issuances of securities have been exempt from registration under the Securities Act of 1933 pursuant to exemptions for the sale to accredited investors in non-public offerings pursuant to "SEC Registration D." It appears that you intend to reference Regulation D, but we note that Starboard Resources LLC did not file a Form D in connection with the membership units issued in 2011. Please advise.

Description of Registrant's Securities to be Registered, page 75

47.   Please disclose the approval procedures pursuant to which you adopted both sets of your by-laws and the mechanism by which the post-effective by-laws will become effective upon an effective registration statement.

48.   We note your statement at page 76 "[e]xcept for the restrictions on transferability, the shares of the Company's common stock carry no restrictions on transferability except for those restrictions under federal and state securities laws." Please revise to clarify whether your common stock has any restrictions on transferability other than those under federal and state securities laws.

Financial Statements

49.   We note that the report by your independent auditor states they audited your consolidated statements of operations for the two-year period ended December 31, 2012. However, your consolidated statements of operations for the year ended December 31, 2012 are noted as unaudited. Please explain this discrepancy or revise.

Notes to Consolidated Financial Statements, page F-8

Reserve Quantity Information, page F-37

50.   Item 1203 of Regulation S-K requires the disclosure of material changes to your PUD reserves during the year as well as investments made in the conversion to proved developed status. Please amend your document to disclose PUD reserve changes during 2012 due to revisions, extensions/discoveries, acquisition/divestiture and improved recovery. Include the costs incurred in the conversion to proved developed.

Significant Changes in Reserves for the Year Ended December 31, 2012, page F-40

51.   FASB ASC Paragraph 932-235-50-5 requires the disclosure of the figures for each change in the net quantities of an entity's proved reserves of oil and of gas during the year due to extensions/discoveries, acquisition/divestiture, improved recovery and revisions of previous estimates. You have disclosed changes in product prices but have omitted the effect on your proved reserves. Also you have omitted the reasons for the 2012 negative proved reserve revisions. Please amend your document to comply with FASB ASC 932.

52.   It appears that the 10 MMBO increase due to extensions and discoveries disclosed here should be the 1.1 MMBOE figure presented at page F-37. Please amend your document to correct this figure. If the larger figure is valid, we will have additional comment.

Exhibits

53.   Please file a currently dated auditor's consent with your next amendment revised to reflect the date of your auditor's report included in the prospectus.

54.   Please file a third party report that complies with Regulation S-K, Item 1202(a)(8):

- The purpose for which the report was prepared;
- The date on which the report was completed;
- The proportion of the registrant's total reserves covered by the report;
- A statement that such assumptions, data, methods, and procedures are appropriate for the purpose served by the report; and
- Discussion of primary economic assumptions, including average adjusted prices used to estimate reserves.

Also include the technical qualifications of the individual primarily responsible for the report per Item 1202(a)(7) of Regulation S-K. In addition, please file a currently dated consent from your third-party engineers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jennifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding issues related to the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director